SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SYBASE, INC.

(Name of Subject Company)

SYBASE, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

871130100

(CUSIP Number of Class of Securities)

Daniel R. Carl, Esq.

Vice President and General Counsel

One Sybase Drive

Dublin, CA 94568

(925) 236-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Michael J. Kennedy, Esq.

Michael S. Dorf, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

525 Market Street, Suite 1500

San Francisco, CA 94105

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2010, as amended by Amendment No. 1 thereto filed with the SEC on June 17, 2010 (as amended or supplemented, the “Schedule 14D-9”) by Sybase, Inc., a Delaware corporation (“Sybase”), relating to the tender offer by Sheffield Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), to purchase all outstanding Shares at a purchase price of $65.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, filed with the SEC on May 26, 2010 by Purchaser and Parent, as amended by Amendment No. 1 thereto filed with the SEC on June 17, 2010 by Parent and Purchaser (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), and is subject to the conditions set forth in the Offer to Purchase dated May 26, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by adding the following at the end of Item 8:

“Extension of Offer Period

On July 2, 2010, the Purchaser extended the expiration of the Offer until 9:00 p.m., New York time on Friday, July 16, 2010, unless further extended. The Offer, which was previously scheduled to expire at 9:00 p.m., New York City time, on July 1, 2010, was extended in accordance with the Merger Agreement because certain conditions to the Offer, including the approval of the EC under the EC Merger Regulation, were not yet satisfied. As previously disclosed, SAP AG provided notice of the transaction to the EC on June 16, 2010, which makes July 22, 2010 the date on which the initial 25 working day review period expires, unless the review period is terminated prior to such expiration by the EC. American Stock Transfer and Trust Company, the Depositary for the Offer, has indicated that, as of 9:00 p.m., New York City time, on July 1, 2010, 87,780,002 Shares were issued and outstanding, and 72,515,333 Shares have been tendered into and not withdrawn from the Offer (including 5,299,761 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase). The full text of the press release issued by SAG AG on July 2, 2010 announcing the Offer’s extension is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.”

Item 9.	Materials to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document

(a)(5)(F)	Press release issued by SAP AG on July 2, 2010 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SYBASE, INC.

By:	/s/ Daniel R. Carl
Name:	Daniel R. Carl
Title:	Vice President, General Counsel and Secretary

Date:	July 2, 2010